Exhibit 99.2

Financial Statements

Perdigão S.A.

Year ended December 31, 2007 and 2006 With Independent Auditors’ Report thereon

(A free translation of the original report in Portuguese containing financial statements prepared in accordance with accounting practices adopted in Brazil)

PERDIGÃO S.A.

FINANCIAL STATEMENTS

December 31, 2007 and 2006

Independent auditors’ report

To the Board of Directors and Shareholders of

Perdigão S.A.

São Paulo - SP

1.              We have examined the accompanying balance sheet of Perdigão S.A. (the Company) and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2007 and the related statements of income, changes in shareholders’ equity and changes in financial position for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2.              Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.              In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Perdigão S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2007, and the results of their operations, changes in their shareholders’ equity and changes in their financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4.              Our examination was performed with the objective of expressing an opinion on the financial statements referred to in the first paragraph taken as a whole.  The statements of cash flows and added value for the year ended December 31, 2007, as presented in notes 24 and 25, are supplementary to the aforementioned financial statements are not required under accounting practices adopted in Brazil and have been included to facilitate additional analysis. These supplementary information were subject to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

5.              The financial statements of Perdigão S.A. and the consolidated financial statements of the Company and its subsidiaries, as well as the supplementary information mentioned in paragraph 4 above as of and for the year ended December 31, 2006, were audited by other independent auditors, who issued an unqualified opinion thereon dated February 9, 2007.

February 21, 2008

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho	Charles Krieck
Contador CRC 1SP141128/O-2	Contador CRC 1SP212272/O-2

PERDIGÃO S.A. AND SUBSIDIARIES

BALANCE SHEETS

For the years ended December 31, 2007 and 2006

(In thousands of Reais)

	Parent Company		Consolidated
	2007	2006	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	646,544	67	1,108,028	336,565
Short-term investments	591,806	491,327	665,628	783,930
Trade accounts receivable, net	—	—	803,938	701,584
Dividends and interest on shareholders’ equity receivable	8,003	13,399	—	—
Inventories	—	—	865,147	643,167
Recoverable taxes	34,849	18,520	174,402	146,907
Deferred income taxes	6,467	9,320	35,335	44,177
Other assets	2,784	244	115,730	95,216
Total current assets	1,290,453	532,877	3,768,208	2,751,546
NON - CURRENT ASSETS:
Non - current assets
Credits with Associates	—	1,542	—	—
Long – term investments	—	—	63,292	80,046
Trade accounts receivable, net	—	—	43,990	44,287
Recoverable taxes	—	8,782	33,504	38,167
Deferred taxes	25	25	77,870	49,476
Judicial deposits	3,894	3,894	14,015	13,005
Notes receivable	—	—	11,826	11,427
Other assets	—	—	9,821	2,297
	3,919	14,243	254,318	238,705
PERMANENT ASSETS:
Investments	2,008,487	1,597,267	134,757	19,813
Property, plant and equipment	—	—	2,136,918	1,663,829
Deferred charges	—	—	249,110	155,523
	2,008,487	1,597,267	2,520,785	1,839,165
Total non-current assets	2,012,406	1,611,510	2,775,103	2,077,870

Total Assets	3,302,859	2,144,387	6,543,311	4,829,416

See accompanying notes to the financial statements.

	Parent Company		Consolidated
	2007	2006	2007	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt	—	—	1,051,794	546,979
Trade accounts payable	3,052	3,478	575,603	486,562
Payroll and related charges payable	606	580	132,768	115,425
Taxes payable	4,693	2,228	29,797	25,016
Dividends and interest on shareholders’ equity payable	58,438	33,470	58,438	35,991
Profit sharing of management and employees	—	—	35,156	14,491
Payable to subsidiaries companies	6,022	—	—	—
Other liabilities	26	18	57,722	27,089
	72,837	39,774	1,941,278	1,251,553
NON-CURRENT LIABILITIES:
Long-term debt	—	—	1,214,069	1,287,073
Taxes and social charges payable	—	—	4,421	2,290
Deferred income taxes	—	—	30,171	24,844
Provisions for contingencies	101	101	124,360	118,900
Other liabilities	—	—	3,033	874
	101	101	1,376,054	1,433,981

MINORITY SHAREHOLDERS	—	—	—	39,010

SHAREHOLDERS EQUITY:
Paid in Capital	2,500,000	1,600,000	2,500,000	1,600,000
Profit reserves	730,736	505,327	726,794	505,687
Treasury shares	(815)	(815)	(815)	(815)
	3,229,921	2,104,512	3,225,979	2,104,872

Total liabilities and shareholders’ equity	3,302,859	2,144,387	6,543,311	4,829,416

See accompanying notes to the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME

For the years ended December 31, 2007 and 2006

(In thousands of Reais, except earnings per share)

	Parent Company		Consolidated
	2007	2006	2007	2006
GROSS SALES:
Domestic sales	—	—	4,589,160	3,644,548
Export sales	—	—	3,199,441	2,461,413
	—	—	7,788,601	6,105,961
Sales deductions	—	—	(1,155,238)	(896,203)
NET SALES	—	—	6,633,363	5,209,758
Cost of sales	—	—	(4,760,088)	(3,865,660)
GROSS PROFIT	—	—	1,873,275	1,344,098
OPERATING INCOME (EXPENSES):
Selling expenses	—	—	(1,278,973)	(1,070,853)
General and administrative expenses	(2,185)	(1,778)	(76,872)	(72,275)
Management compensation	(4,406)	(3,098)	(13,517)	(9,558)
Financial expenses	(32,546)	(36,779)	(116,425)	(188,614)
Financial income	75,031	17,628	11,035	59,287
Equity pick-up	298,980	130,421	—	—
Other operating income (expenses)	104	—	5,127	18,417
	334,978	106,394	(1,469,625)	(1,263,596)
OPERATING INCOME	334,978	106,394	403,650	80,502
Nonoperating expenses	—	—	(19,888)	(6,177)

PROFIT BEFORE TAXES AND PARTICIPATIONS	334,978	106,394	383,762	74,325
Income tax and social contribution	(9,369)	8,079	(32,080)	61,559
Employees’ profit sharing	—	—	(24,636)	(9,934)
Management profit sharing	—	—	(2,556)	(1,576)
Minority shareholders	—	—	(3,183)	(7,121)
NET INCOME	325,609	114,473	321,307	117,253
Earnings per share outstanding at the end of the year – R$	1.75	0.69	—	—

See accompanying notes to the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2007 and 2006

(In thousands of Reais, except interest on shareholders’ equity per share)

	Capital	Profit reserves	Treasury shares	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2005	800,000	426,030	(815)	—	1,225,215
Capital increase – shares issued (Note 15 ‘a’)	800,000	—	—	—	800,000
Net income for the year	—	—	—	114,473	114,473
Appropriation of net income (Note 15 ‘b’):
Legal reserve	—	5,724	—	(5,724)	—
Reserve for capital increase	—	22,894	—	(22,894)	—
Reserve for expansion	—	50,679	—	(50,679)	—
Dividends and interest on shareholders’ equity – R$0.21251 per share outstanding at year - end	—	—	—	(35,176)	(35,176)
BALANCES AS OF DECEMBER 31, 2006	1,600,000	505,327	(815)	—	2,104,512
Capital increase – shares issued (Note 15 ‘a’)	900,000	—	—	—	900,000
Net income for the year	—	—	—	325,609	325,609
Appropriation of net income (Note 15 ‘b’):
Legal reserve	—	16,280	—	(16,280)	—
Reserve for capital increase	—	65,122	—	(65,122)	—
Reserve for expansion	—	144,007	—	(144,007)	—
Interest on shareholders’ equity – R$0.53883 per share outstanding at year - end	—	—	—	(100,200)	(100,200)
BALANCES AS OF DECEMBER 31, 2007	2,500,000	730,736	(815)	—	3,229,921

See accompanying notes to the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION

For the years ended December 31, 2007 and 2006

(In thousands of Reais)

	Parent Company		Consolidated
	2007	2006	2007	2006
OPERATING RESOURCES:
Net income for the year	325,609	114,473	321,307	117,253
Depreciation, amortization and depletion	—	—	272,241	238,568
Goodwill amortization	—	—	21,398	7,357
Deferred and recoverable taxes	—	(8,669)	(25,500)	(15,359)
Decrease of provisions for contingencies	—	(408)	(4,030)	(21,191)
Net financial charges on long–term items	(712)	(3,711)	(58,864)	(91,368)
Equity pick - up	(298,980)	(130,421)	—	—
Result from disposal and write - off of permanent assets	—	—	21,401	358
Minority shareholders	—	—	3,183	7,121
Subsidiaries tax incentives	—	—	(27,148)	(21,884)
Total	25,917	(28,736)	523,988	220,855
From long - term financing	—	—	514,118	416,409
Transfer from non - current to current assets	—	—	128	3,724
Disposal of property, plant and equipment	—	—	4,186	14,215
Loans from subsidiary	2,254	2,169	—	—
Capital increase	900,000	800,000	900,000	800,000
Dividends and interest on shareholders’ equity	91,498	32,703	—	—
Net working capital from acquired companies	—	—	—	23,287
Subsidiaries tax incentives	—	—	27,144	21,412
Other	—	—	5,142	3,115
	1,019,669	834,872	1,974,706	1,503,017
APPLICATIONS:
From operations (see above)	—	28,736	—	—
Transfer from long - term to current liabilities	—	—	503,040	179,920
Investment	134,500	—	160,482	31,297
Property, plant and equipment	—	—	747,735	629,797
Deferred charges	—	—	42,840	81,528
Goodwill transferred to deferred charges	—	—	88,159	—
Advance for future capital increase	69,238	300,000	—	—
Dividends and interest on shareholders’ equity	100,200	35,176	100,200	38,055
Capital distribution to minority shareholders	—	—	—	4,135
Net working capital from acquired companies	—	—	—	882
Other	(8,782)	3,894	5,313	8,747
	295,156	367,806	1,647,769	974,361
INCREASE IN WORKING CAPITAL:	724,513	467,066	326,937	528,656
CHANGES IN WORKING CAPITAL:
At the beginning of the year	493,103	26,037	1,499,993	971,337
At the end of the year	1,217,616	493,103	1,826,930	1,499,993
Increase in working capital	724,513	467,066	326,937	528,656

See accompanying notes to the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Reais)

1.         THE COMPANY AND ITS PRINCIPAL OPERATIONS

Founded in 1934, in the southern State of Santa Catarina, Perdigão S.A. and its subsidiaries (collectively “the Company”) is one of Brazil’s largest Companies in food sector. With focus in raising, production and slaughter of poultry, pork and beef; processing and/or sale of meats, frozen pasta, frozen vegetables, dairy products and soybean derivatives, the Company produces more than 2,500 items, including:

•                  Frozen whole chicken and chicken, pork and beef cuts;

•                  Ham products, sausages, bologna, frankfurters, salami and other smoked products;

•                  Hamburgers, steaks, breaded meat products, kibes and meatballs;

•                  Lasagnas, pizzas, vegetables, cheese breads, pies and pastries;

•                  Juices, yogurts, soy milk and soy juices;

•                  Margarine;

•                  Milk; and

•                  Soy meal and refined soy flour, as well as animal feed.

The Company operates 18 meat processing plants, 16 hatcheries, 7 feed mills, 3 dairy processing plants, a margarine processing plant; 7 milk collecting sites and one soybean processing plant; distributed in six regions of Brazil: Rio Grande do Sul, Santa Catarina, Paraná, Goiás, São Paulo and Mato Grosso.  Abroad, the company has sales offices in England, France, Japan, The Netherlands, Russia, Singapore and United Arab Emirates.

The domestic distribution network uses 24 distribution centers in 13 Brazilian states and the Federal District.  Refrigerated trucks transport the products from processing plants to the distribution centers and from the centers to customers.  The Company has 35 cross–docking points in several areas of the country that enable the Company to unload products from large refrigerated trucks onto smaller trucks for transportation to the customers.

In the export market, the Company exports products primarily through the port of Itajaí, in the State of Santa Catarina. The products are stored in refrigerated warehouses near the ports, and are shipped to the export markets through independent shipping companies.  In Europe, the Company has one owned distribution center, through the Perdix International Foods.

The Company has the brands Perdigão, Chester, Batavo and the expression Turma da Mônica (licensed).  In the export market, the Company works with the brands Perdix, Fazenda (Rússia), and Borella (Arábia Saudita).  In 2007, the Company started to work with Doriana, Delicata and Claybom and Becel brands, (Becel through a joint venture).

In April 2006, the Company joined the “New Market” Special Corporate Governance segment (Novo Mercado) of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo - Bovespa) and has its common shares traded on this stock exchange and on the New York Stock Exchange, in the form of Level III American Depositary Receipts (ADR’s).

a)         Subsidiaries and Participation as of December 31, 2007:

Note:   the Companies with no indication of percentage of participation are, directly or indirectly, wholly - owned subsidiaries of Perdigão S.A.

b)         Batávia acquisition:

In November 28, 2007, the Company acquired the remaining 49% interest in Batávia S.A. – Indústria de Alimentos (“Batávia”) for R$155,081 (including additional acquisition cost of R$81), from Cooperativa Central Agromilk, Cooperativa Agropecuária Castrolanda, Batavo Cooperativa Agroindustrial and Capal Cooperativa Agroindustrial, collectively “minority shareholders”, who exercised the sell option under the terms of the initial agreement.  This transaction generated goodwill of R$112,889 and Batávia became the wholly - owned Company subsidiary since that date. Batávia’s results of operations are already consolidated in the Company’s financial statements, with the now - acquired minority interest having been recorded separately, since June 2006.

On May 26, 2006, the Company acquired from Parmalat Brasil S.A. Indústria de Alimentos (“Parmalat”) 51% of the representative shares of the capital stock of Batávia S.A. – Indústria de Alimentos (“Batávia”) and machinery and equipment which were loaned to Batávia, for R$113,373 (net of cash acquired of R$2,579) and including additional acquisition costs of R$1,252, generating goodwill of R$75,490.

The cost of acquisition is comprised as follows:

	11.28.07	05.26.06	Total
Amount paid	155,000	112,121	267,121
Acquisition costs	81	1,252	1,333
Cash acquired	—	2,579	2,579
Acquisition cost	155,081	115,952	271,033

The Company recorded these acquisitions based on the net book value of assets and liabilities at the dates of acquisitions, and determined the goodwill in two steps, as follows:

	11.28.07	05.26.06
Assets and liabilities, net	86,107	79,337
Interest acquired	49%	51%
Net assets acquired	42,192	40,462
Acquisition cost	155,081	115,952
Goodwill	112,889	75,490

The acquisition of the remaining interest in Batávia was already part of the growing strategy of the Company.

c)                  Eleva acquisition

On October 30, 2007, the Company signed a Share Purchase and Other Covenants Agreement (“Share Purchase Agreement”) to acquire Eleva Alimentos S.A. (“Eleva”).  (See note 25).

d)                  Unilever acquisition (margarine division)

On August 1, 2007, the Company acquired, for R$74,828, the margarine business of Unilever, including 100% of the quotas of AVA Comércio e Representações Ltda. (“AVA”), a wholly owned subsidiary of the Unilever Brasil Group, and the brand Doriana from Unilever NV.   The net assets acquired amounted to R$9,004, generating goodwill of R$65,824.

On August 1, 2007, AVA was merged into Perdigão Agroindustrial and the goodwill was reclassified to deferred charges.

The deal with Unilever also involved the creation of a joint venture that will be responsible for managing the Becel and Becel ProActiv brands from December 2007.

e)                     Paraíso Agroindustrial acquisition

On July 31, 2007, the Company acquired, for R$28,710, including additional acquisition costs, 100% of the shares of Paraíso Agroindustrial S.A., located in Jataí, State of Goiás, with net assets of R$6,376, generating goodwill of R$22,334.  On August 1, 2007 Paraíso was merged into Perdigão Agroindustrial S.A. and the goodwill was reclassified to deferred charges.

f)                       Beef plant acquisition

On June 19, 2007, the Company announced the conclusion of negotiations to acquire assets of a beef plant in the municipality of Mirassol D´Oeste in the State of Mato Grosso, for approximately R$110,000.  The Company has already paid R$88,500 and is in the process of expanding the plants slaughtering capacity.

g)                    Plusfood acquisition

On May 22, 2007, Perdigão S.A. announced an offer made to the Dutch holding company Cebeco Groep B.V. for the acquisition of Plusfood Groep BV for approximately R$81,390 (EUR31,200), including net debt (see note 25).

h)                    Other acquisitions

(i) On March 30, 2007, the Company acquired, for R$357, 100% of the quotas of Sino dos Alpes Alimentos Ltda. (“Sino dos Alpes”), located in the city of Bom Retiro do Sul, State of Rio Grande do Sul, which operates in the frozen poultry and pork meats business, also assuming liabilities of R$5,044 (corresponding to the amount of the negative shareholders’ equity of that Company as of the acquisition date).  In September 2007, the Company finalized the process of adapting the accounting practices of Sino dos Alpes Alimentos Ltda. to the accounting practices of the Company and adjusted the goodwill to R$5,401, the amortization of which began in October 2007.

(ii) On December 1, 2005, the Company acquired, for R$2,080, 100% of the quotas of Incubatório Paraíso Ltda., located at Jataí, State of Goiás, with net assets acquired of R$491, generating goodwill of R$1,589, justified by expectations of future profitability.  On July 7, 2006, this Company was incorporated by Perdigão Agroindustrial S.A. and the goodwill was reclassified to deferred charges.

iii) On June 20, 2005, the Company acquired, for R$5,850, 100% of quotas of Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., both renamed to Perdigão Mato Grosso Ltda. (“Perdigão Mato Grosso”), with their head office located in Nova Mutum in the State of Mato Grosso, assuming net liabilities of R$ 7,881 and generating goodwill of R$13,731.

i)                       Agroindustrial Complex – Bom Conselho-Pernambuco

On September 17, 2007, the Company signed a protocol of intention with the government of the State of Pernambuco and the municipal government of Bom Conselho on the establishment of an agroindustrial complex in that municipality, located 287 kilometers from Recife. Two plants will be constructed in an area of 100 hectares, one for Batávia for processing dairy products and the other for Perdigão for the processing of meat products, along with a distribution center.

j)                       Mergers

At the Extraordinary Shareholders’ Meeting held on April 30, 2007 the following topics were approved: a) merger of the wholly-owned subsidiary PRGA Participações Ltda. into Perdigão Agroindustrial S.A.; and b) a capital increase of Crossban Holding GMBH by Perdigão Agroindustrial S.A. through its investments on the wholly-owned subsidiaries Perdigão UK Ltd. and Perdigão Holland B.V.  The purpose of these transactions was the simplification of the corporate structure of Perdigão S.A. and its subsidiaries.

2.         PRESENTATION OF THE FINANCIAL STATEMENTS

The Company’s financial statements as of and for the years ended December 31, 2007 and 2006, which are presented in thousands of reais, were prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law 6.404/76, as amended), on the rules and regulations issued by the Brazilian Securities Commission (CVM) and on the accounting standards issued by IBRACON (Brazilian Institute of Independent Auditors).

In order to provide additional information, the Company has presented, as supplementary disclosures, the statements of cash flows and of value added (Notes 22 and 23).

The statements of cash flows were prepared in compliance with the Accounting Norms and Procedures – NPC 20 issued by IBRACON.

The statements of added value were prepared in compliance with the Brazilian Accounting Standards (NBCT) 3.7, approved by Resolution 1010/2005 issued by the Federal Accounting Council (CFC).  This statement presents the added value generated by the Company and its distribution to employees, the government, third-party capital and shareholders’ remuneration.

3.         SUMMARY OF MAIN ACCOUNTING PRACTICES

a)              Consolidation: includes the Company’s financial statements and the financial statements of the directly and indirectly controlled subsidiaries. All intercompany transactions were eliminated upon consolidation, including the unrealized profits due to the transactions between Companies and including the eliminations of their charges and taxes. The minority interest of asubsidiary is separately presented in the balance sheet.

b)             Cash and Cash equivalents: include cash balance, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days (Note 4).

c)              Short-term investments: includes public and private fixed income securities that are stated at cost, plus income earned which does not exceed their market value (Note 5). The market value is discussed in Note 16 ‘e’.

d)             Trade Accounts Receivable: stated net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on risk analysis, which considers the estimated realization and take into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not ask for collateral from its customers. In the event of default, efforts at collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified to non-current accounts receivable and an allowance for doubtful accounts is recorded (Note 6).

e)              Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. Provision for obsolescence, for market value adjustments, for deterioration and slow moving, are made when applicable. (Note 7)

f)                Taxes and contributions on income: in Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

Deferred taxes are represented by the income tax loss carry forwards and negative base of social contribution (CSLL), as well as the impacts of temporary differences between tax and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets or liabilities according to their expected realization periods. When it is more likely than not that deferred tax assets will not be utilized in the future, a valuation allowance is recorded.

g)             Investments: the investments in foreign or domestic Companies are accounted for under the equity method.  Goodwill is also recorded within investments. The other investments are stated at acquisition cost and reduced to market value, when applicable (Note 10).

h)             Goodwill from acquisitions: the goodwill recorded represents the difference between the amount paid and the investment carrying amount at the acquisition date. The goodwill calculated on the acquisition of investments in subsidiaries was based on the expectation of future earnings and are amortized over a period of 5 years, when the recovery of the investment is expected.  The goodwill generated by assets appreciation is amortized according to their realization. Goodwill is classified under “Investments”, except goodwill relating to the acquisition of companies that have already been merged into the Company. Which is classified as “Deferred Charges” (Note 10 ‘b’).

The goodwill has its recoverability evaluated annually through the use of the discounted cash flow method (common market practice).  The  recoverability of the goodwill was evaluated for the year ended December 31, 2007 and no provision for losses was identified.

i)                 Property, Plant and Equipment: stated at cost of acquisition or construction, monetarily restated up to December 31, 1995, and further adjusted by revaluation (last occurred in 1990), based on evaluation reports issued by independent appraisers, less accumulated depreciation. In accordance with CVM Deliberation 193/1996 and CVM Release 01/2007, the Company has capitalized interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on weighted average rates and depletion based on utilization, and charged to the results (Note 11).

Breeding stock is recorded as fixed assets and during the formation period of approximately six months, the costs of labor, feed and medication are allocated thereto.  After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

j)                 Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will benefit the results of the Company in future years. Deferred charges are amortized over the estimated period during which these projects contribute to the Company’s results (Note 12).

k)              Provisions for contingencies: a provision is recognized when, based on the opinion of management its internal and external legal advisors, it is determined that losses on a judicial or administrative lawsuit are probable, can be reasonably estimated and it is probable that an outflow of cash will be required to settle the obligation (Note 14 ‘a’).

l)                 Derivative Financial Instruments: measured using the accrual method of accounting.  Unrealized gains/losses are classified as loans (current or non-current) at each balance sheet date (Notes 13). Unrealized and realized gains and losses on such financial instruments are recognized as financial income/expenses, and the market value of these derivatives is disclosed in Note 16 ‘e’.

m)           Determination of income: income and expenses are recognized based on the accrual method of accounting.

n)             Revenue Recognition: the Company recognizes revenues when ownership and risks related to the products is transferred to the customer, the sales price is fixed and determinable, when evidence of the sales transaction exists and when collectibility is reasonably assured.  Revenue is not recognized if there are significant uncertainties as to its realization.

o)             Profit Sharing of Management and Employees: employees are entitled to profit sharing when certain goals established annually are achieved, and management is entitled to profit sharing based on statutory provisions and approval of the Board of Directors.  The amount is accrued in the period in which the goal is achieved (Note 20).

p)             Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and appropriated as selling expenses upon the actual delivery of the goods to the customer, and the recognition of revenue in the results. The shipping and handling costs amounted to R$796,817 (R$664,526 in 2006).

q)             Advertising and sales promotion costs: the advertising and sales promotion costs are recognized when incurred and amounted to R$112,905 (R$77,191 in 2006).

r)                Research and development (R&D): consists mainly of internal research and development of new products recognized when incurred on financial statements. The total amount of R&D expenses was R$10,661  (R$7,204 in 2006).

s)              Earnings per share: calculated based on shares outstanding at the balance sheet date.

t)                Interest on shareholders’ equity: interest on shareholders’ equity received and or paid/accrued are recorded as financial income and expense, respectively. For presentation of the financial statements considering that interest on shareholders’ equity are in essence dividends, it was reclassified to investments and retained earnings respectively in order not to have an impact on income, except for the tax benefits recognized in the income tax and social contribution. The interest on shareholders’ equity paid/accrued is calculated in accordance with the limits established in Law No. 9249/98which are based on the application of the long term interest rate – TJLP – on the shareholders’ equity and is paid in replacement of or in addition to the proposed distribution of dividends determined based on the Company’s bylaws.

u)             Environmental costs: costs related to compliance with environmental regulations are considered as cost of production or capitalized when incurred.  Based on management’s analysis, provision for environmental costs recorded as of December 31, 2007 is sufficient to cover these costs.

v)             Subsidies and tax incentives: the Company has ICMS subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco and Mato Grosso state governments.  These tax incentives are related to construction of facilities, employment and social and economic development in these states.  These tax incentives are recorded directly as capital reserves in the companies that receive the benefits.  For consolidation purposes, such incentives are classified as other operating income.

w)           Translation of Foreign Currency: assets and liabilities of foreign subsidiaries are translated into Reais based on the exchange rate used on the closing date of the balance sheets, and all income statements accounts are translated based on the average monthly rates. The gains or losses resulting from this translation are accounted for in financial income (Note 17).

The Real exchange rates to the currencies described below on the closing date of the balance sheets were as follows:

	December 31,
Final rates	2007	2006
US$Dollar	1.7713	2.1380
Euro (€)	2.6086	2.8202
Pound (£)	3.5610	4.1854

	December 31,
Average rates	2007	2006
US$Dollar	1.7860	2.1499
Euro (€)	2.6021	2.8385
Pound (£)	3.6034	4.2189

x)                   Use of Estimates: when preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates were based on management’s assessment using the best available information, actual results could differ from those estimates.  The Company reviews the assumptions used in the accounting estimates at least annually.

y)                 Reclassifications: in order to improve presentation of its financial statements and better reflect the classification of its operational assets, the Company reclassified the breeding stock on January 1, 2007 from inventories to property, plant and equipment.  For comparison purposes, we present below the impacts of this reclassification as of and for the year ended December 31, 2006:

	From	To	2006
Balance sheet	Inventories	Property, plant and equipment	93,487
Statements of cash flow	Inventories – Operating activities	Depreciation, amortization and depletion – Operating activities	99,777
Statements of cash flow	Inventories – Operating activities	Additions to property, plant and equipment – Investing activities	(105,904)
Statements of changes in financial position	Changes in working capital – at the beginning of the year	Depreciation, amortization and depletion – Operating resources	99,777
Statements of changes in financial position	Changes in working capital – at the beginning of the year	Property, plant and equipment - Applications	(105,904)

4.         CASH AND EQUIVALENTS

	Parent Company		Consolidated
	2007	2006	2007	2006
Local currency:
Cash and banks	594,011	67	669,352	118,670
Highly liquid investments	52,533	—	119,304	54,985
	646,544	67	788,656	173,655
Foreign currency (*):
Cash and banks	—	—	70,321	23,134
Highly liquid investments	—	—	249,051	139,776
	—	—	319,372	162,910
	646,544	67	1,108,028	336,565

(*) Principally U.S. dollars

The highly liquid investments refer to Certificates of Bank Deposits (“CDB”) and are remunerated at a rate between 100% and 101% of the Certificates of Interbank Deposits (“CDI”) fluctuation.

5.         SHORT AND LONG TERM INVESTMENTS

	Due date	WATM (*)	Parent Company		Consolidated
			2007	2006	2007	2006
Bank Deposit Certificates – CDB	From September 2008 to December 2010	2.2	591,806	491,327	663,931	782,963
Brazilian Treasury Notes	From June to October 2009	1.8	—	—	64,989	81,013
			591,806	491,327	728,920	863,976

Current			591,806	491,327	665,628	783,930
Non-current			—	—	63,292	80,046

(*) Weighted average term maturity (years).

Certificates of Bank Deposits (“CDB”) are denominated in Reais and bear interest at a rate between 100% and 101% of the Certificates of Interbank Deposits (“CDI”) fluctuation.

Brazilian Treasury Securities are denominated in U.S. dollars. They bear interest at a weighted average prefixed and post fixed interest.

6.         TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	2007	2006
Current
Domestic trade accounts receivable	485,137	403,520
Foreign trade accounts receivable	325,695	303,327
(-) Allowance for doubtful accounts	(6,894)	(5,263)
	803,938	701,584

Non-current
Domestic trade accounts receivable	28,284	22,237
Foreign trade accounts receivable	2,158	2,605
(-) Allowance for doubtful accounts	(18,616)	(13,415)
	11,826	11,427

The changes in the allowance for doubtful accounts are as follows:

	2007	2006
Balance at beginning of year	18,678	15,117
Provision	11,321	6,314
Increase (Companies acquired)	415	1,077
Write-offs	(4,904)	(3,830)
Balance at end of year	25,510	18,678

The aging list of the accounts receivable is as follows:

	2007	2006
Amounts receivable:	743,046	644,907
Overdue:
Between 01 and 60 days	65,051	52,914
Between 61 and 120 days	551	8,855
Between 121 and 180 days	502	209
Between 181 and 360 days	1,417	196
Over 360 days	30,707	24,608
(-) Allowance for doubtful accounts	(25,510)	(18,678)
	815,764	713,011

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2007 and 2006

(In thousands of Reais)

7.         INVENTORIES – CONSOLIDATED

	2007	2006
Finished goods	277,887	231,368
Goods-in-process	31,942	25,487
Raw materials	109,057	57,385
Livestock (poultry, turkey and hogs) for slaughter	294,503	216,166
Secondary material and packing	131,630	102,641
Advances to suppliers and imports in transit	20,128	10,120
	865,147	643,167

The increase of 34.5% in the inventories is due principally to margarine products, due to the beginning of the Company’s operations in this business; raw materials, basically corn to be used in the animal meal production; and, poultry and pork in the formation period designated to the slaughtering, besides the organic growth of the Company during 2007.

8.         RECOVERABLE TAXES

	Parent Company		Consolidated
	2007	2006	2007	2006
State ICMS (VAT)	—	—	82,035	72,150
Income tax	34,849	27,302	63,193	99,594
PIS/COFINS (Federal Taxes to Fund Social Programs)	—	—	21,549	3,411
Import Duty	—	—	33,277	1,162
IPI (Federal VAT)	—	—	7,167	6,741
Others	—	—	685	2,016
	34,849	27,302	207,906	185,074

Current	34,849	18,520	174,402	146,907
Non-current	—	8,782	33,504	38,167

ICMS – Tax on the Circulation of Goods and Services (State VAT): credits are generated by exports and by investments in property, plant and equipment. The Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market or are transferred to third parties.

Withholding Income Tax and Social Contribution: corresponds to withholding tax on investments and on interest on shareholders’ equity received by the parent company, which are offset against federal taxes payable.

9.         INCOME TAX AND SOCIAL CONTRIBUTION

a)         Income Tax and Social Contribution on Net Income:

	Parent Company		Consolidated
	2007	2006	2007	2006
Profit before taxes and participations	334,978	106,394	383,762	74,325
Nominal tax rate	34%	34%	34%	34%
Tax expense at nominal rate	(113,893)	(36,174)	(130,479)	(25,271)
Adjustment of taxes and contributions on:
Statutory profit sharing	—	—	8,606	3,519
Interest on shareholders’ equity	2,959	—	34,068	11,520
Equity pick-up	101,653	44,343	(28,563)	(8,058)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	48,074	33,138
Tax incentives	—	—	9,229	7,280
Summer Plan (Plano Verão)	—	—	81	33,361
Reversal of valuation allowances on income tax and social contribution	—	—	26,139	1,762
Other adjustments	(88)	(90)	765	4,308
Actual tax benefit (expense)	(9,369)	8,079	(32,080)	61,559

Current income taxes	(6,516)	—	(46,305)	26,416
Deferred income taxes	(2,853)	8,079	14,225	35,143

The composition of the taxable income and the taxes from the subsidiaries abroad is as follows:

	2007	2006
Taxable income from foreign subsidiaries	164,568	113,655
Current income taxes of subsidiaries abroad	(2,386)	158
Deferred income taxes of subsidiaries abroad	(5,493)	(5,663)

b) Deferred Income Tax and Social Contribution are as follows:

	Parent Company		Consolidated
	2007	2006	2007	2006
Tax losses carry forwards (IRPJ)	4,601	6,662	39,658	55,556
Negative calculation basis (CSLL)	1,690	2,422	13,607	11,274
Temporary differences:
Provisions for contingencies	—	—	45,521	36,974
Earnings generated on the subsidiaries abroad	—	—	(29,388)	(23,895)
Taxes whose payments are suspended	25	—	11,223	9,737
Unrealized loss on derivatives	—	—	2,412	3,480
Other temporary differences	176	261	1	1,822
Valuation allowance for taxes recorded by the subsidiary Batávia	—	—	—	(26,139)
	6,492	9,345	83,034	68,809

Current asset	6,467	9,320	35,335	44,177
Non-current assets	25	25	77,870	49,476
Non-current liabilities	—	—	30,171	24,844

In Brazil, tax returns are subject to review by tax authorities for a period of five years as from the date the tax return. The Company could be subject to additional taxes, fines and interest as a result of these reviews. The results of Crossban Holdings GMBH and other foreign subsidiaries abroad are subject to local taxes according to local tax rates and rules.

The Company’s management expects that deferred tax assets, recorded on tax losses and negative basis of social contribution, should be realized as shown below:

Year	Value
2008	34,551
2009	18,714
53,265

Tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current.

The subsidiary Batávia has tax losses, negative basis of social contribution and some temporary differences referred to non-deductible provisions.  Batávia had recorded a valuation allowance of R$26,139 referring to deferred tax assets relating to tax losses accumulated up to  2004.  Due to the finalization of the organizational restructuring process and due to the expectation of future taxable income, Batávia entirely reversed this provision in 2007.

10.            INVESTMENTS

a)         Investments in subsidiaries – Parent Company

	Perdigão Agroindus-trial S.A.	PSA Participa-ções Ltda	PDF Participa-ções Ltda	Perdigão Export Ltd.	Total
					2007	2006
Paid in capital	1,214,500	—	—	18	—	—
Net income (loss) for the year	272,046	(2,097)	—	—	—	—
Shareholders’ equity of the subsidiary	1,939,451	(2,097)	—	—	—	—
Shares owned by Perdigão S.A.	1,939,451	(210)	—	—	1,939,241	1,297,259
Investment before the application of the equity method	1,297,259	—	—	—	1,297,259	1,199,541
Capital increase	434,500	—	—	—	434,500	—
Interest on shareholders’ equity	(91,498)	—	—	—	(91,498)	(32,703)
Equity pick-up	299,190	(210)	—	—	298,910	130,421
Subventions and tax incentives – See note 3 v	27,145	—	—	—	27,145	21,412
Equity pick-up	272,045	(210)	—	—	271,835	109,009

b)         Investments are as follows:

	Parent Company		Consolidated
	2007	2006	2007	2006
Investments in direct subsidiaries	1,939,241	1,297,259	—	—
Advance for future capital increase	69,238	300,000	—	—
Goodwill on the acquisition of investments (*)	—	—	133,737	18,793
Other investments	8	8	1,020	1,020
	2,008,487	1,597,267	134,757	19,813

(*) Refers to the goodwill from the acquisition of 49% of Batávia (Note 1b), Sino dos Alpes (Note 1 h-i) in 2007 and of Perdigão Mato Grosso in 2005 (Note 1 h-iii).

11.            PROPERTY, PLANT AND EQUIPMENT – CONSOLIDATED

Consolidated as of December 31, 2007:

	Annual weighted average deprec. rate (%)		Costs value	Depreciation	Residual Value
Buildings and improvements	4		1,016,209	(242,530)	773,679
Machinery and equipment	11		1,399,712	(534,439)	865,273
Electric and hydraulic installations	10		123,459	(43,155)	80,304
Forests and reforestations	3		48,958	(11,948)	37,010
Other	12		39,615	(17,000)	22,615
Land	—		121,501	—	121,501
Breeding stock	(*	)	138,045	(28,573)	109,472
Construction in progress	—		110,955	—	110,955
Advances to suppliers	—		16,109	—	16,109
			3,014,563	(877,645)	2,136,918

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

Consolidated as of December 31, 2006:

	Annual weighted average deprec. rate (%)		Costs value	Depreciation	Residual Value
Buildings and improvements	4		762,381	(209,538)	552,843
Machinery and equipment	10		992,286	(453,393)	538,893
Electric and hydraulic installations	10		84,943	(32,964)	51,979
Forests and reforestations	4		36,202	(9,492)	26,710
Other	12		36,435	(17,736)	18,699
Land	—		94,938	—	94,938
Breeding stock	(*	)	93,487	—	93,487
Construction in progress	—		253,632	—	253,632
Advances to suppliers	—		32,648	—	32,648
			2,386,952	(723,123)	1,663,829

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

At December 31, the changes in the cost of property, plant and equipment consisted of:

	Balance as of December 31, 2006	Additions	Business acquisition	Write-off	Transfers	Balance as of December 31, 2007
Buildings and improvements	762,381	50,295	1,336	(1,581)	203,779	1,016,209
Machinery and equipment	992,286	67,550	2,352	(34,931)	372,455	1,399,712
Electric and hydraulic installations	84,943	230	—	(18)	38,305	123,459
Forests and reforestations	36,202	126	—	—	12,630	48,958
Other	36,435	2,554	94	(2,921)	3,448	39,615
Land	94,938	1,050	88	(430)	25,855	121,501
Breeding stock	93,487	126,102	—	(81,544)	—	138,045
Construction in progress (*)	253,632	512,032	7,114	—	(661,820)	110,955
Advances to suppliers	32,648	(16,765)	—	—	226	16,109
Elimination of intercompany transactions	—	(2,834)	—	2,834	—	—
	2,386,952	740,340	10,984	(118,591)	(5,122)	3,014,563

(*) Refers, basically, to: (i) construction site for the expansion of Perdigão Mato Grosso facility, located in Nova Mutum, to increase the production capacity in this facility; started in August, 2007; and (ii) expenses related to construction of the new agroindustrial complex in Mineiros, State of Goiás, especially developed for poultry production.  The complex was inaugurated on March, 2007, and is still in the process of expanding the plants capacity.

During 2007, the Company capitalized interest of R$18,066 (R$15,032 in 2006) related to constructions in progress. The interest is capitalized until the transfer from construction in progress to operating fixed assets, when the depreciation starts.

12.            DEFERRED CHARGES – CONSOLIDATED

Consolidated as of December 31, 2007:

	Annual weighted average amort. rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses (*)	18	91,725	(33,677)	58,048
Software development	22	38,847	(11,021)	27,826
Reorganization expenses	24	47,619	(20,205)	27,414
Goodwill on business acquisition (**)	20	156,403	(20,581)	135,822
		334,594	(85,484)	249,110

(*) Refers substantially to the projects related to the Rio Verde and Mineiros plants.

(**) Refers to the goodwill from the acquisitions, followed by mergers into Perdigão Agroindustrial S.A., of the margarine business from Unilever (Note 1d) and Paraíso Agroindustrial S.A. (Note 1e) that occurred in 2007.  It also refers to the goodwill from the acquisition of Batávia in 2006 (Note 1b) and to the goodwill from the acquisition of Incubatório Paraíso (Note 1 h-ii), incorporated company, based on future profitability of the acquired Companies.

Consolidated as of December 31, 2006:

	Annual weighted average amort. rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses	18	67,730	(27,993)	39,737
Software development	22	31,051	(18,162)	12,889
Reorganization expenses	24	50,412	(13,228)	37,184
Goodwill on business acquisition	20	87,132	(21,419)	65,713
		236,325	(80,802)	155,523

13.            CURRENT AND NON-CURRENT DEBT - CONSOLIDATED

Funding line	Charges (% a.a.)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non-current	2007	2006

Local currency (R$):
Rural credit (*)	7.37% (8.75% on 12.31.06)	7.37% (8.75% on 12.31.06)	0.4	135,153	—	135,153	136,989

FINEM - BNDES	TJLP + 2.55% (TJLP + 2.36% on 12.31.06)	8.8% (9.21% on 12.31.06)	3.3	30,555	155,943	186,498	173,886

Debentures - BNDES	TJLP + 6.00% (TJLP + 6.00% on 12.31.06)	12.25% (12,85% on 12.31.06)	1.7	4,190	6,215	10,405	26,445

Tax incentives and other	(TJLP / TAXA FIXA / IGPM / TR) + 5.83%	7.92% (4,44% on 12.31.06)	4.7	67,735	220,270	288,003	165,475
Total local currency				237,633	382,428	620,065	502,795

(*) Loan guaranteed by the Company.

Funding line	Charges (% a.a.)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non- current	2007	2006
Froeign currency:
Advances on export contracts - ACC’s e ACE’s (US$)	5.17% + e.v. (US$) (5.40% + e.v. (US$) on 12.31.06)	5.17% + e.v. (US$) (5.40% + e.v. (US$) on 12.31.06)	0.3	494,936	—	494,936	246,707

Linhas de crédito comerciais (US$)	LIBOR + 1.10% (LIBOR + 1.49% on 12.31.06) + e.v. (US$)	5.70% (6.86% on 31.12.06) + e.v. (US$)	4.3	12,568	456,995	469,563	418,352

Trade related facilities (US$)	LIBOR + 0.91% (LIBOR +1.50% on 12.31.06) + e.v. (US$)	5.50% (6.87% on 12.31.06) + e.v. (US$)	2.5	293,644	353,276	646,920	628,495

FINEM - BNDES (US$and other currencies)	UMBNDES + 2.71% (UMBNDES + 2.86% on 12.31.06) + e.v. (US$ and other currencies)	9.17% (8.91% on 12.31.06) + e.v. (US$ and other currencies)	3.0	5,920	21,370	27,290	27,465

Net SWAP balance (see note 17 c)	%CDI vs e.v. (US$ and other currencies)	%CDI vs e.v. (US$ and other currencies)	0.3	7,089	—	7,089	10,238
Total foreign currency				814,157	831,641	1,645,798	1,331,257
Total debt				1.051,794	1,214,068	2,265,863	1,834,052

Rural credit financing: the subsidiary Perdigão Agroindustrial S.A. is party to short-term rural credit loans with several commercial banks, principally Banco Itaú S.A., under a Brazilian federal government program that offers an incentive to investments in rural activities, with maturity dates up to September 2008, with liquidation of principal and interest in one payment at the end of the contract. The proceeds from these loans are used for working capital.

Banco Nacional de Desenvolvimento Econômico e Social (BNDES) Facilities:  the subsidiary Perdigão Agroindustrial S.A. had a number of outstanding obligations with BNDES, including long term loans and debentures. The net proceeds from these loans were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are payable monthly, with final maturity dates from September 2008 through July 2013, and are secured by equipment, facilities and mortgages of Perdigão Agroindustrial S.A.’s buildings. The amounts of this debt in non-current are linked to the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket.

Debêntures: the debentures are denominated in reais and bear interest at the quarterly TJLP rate plus 6.00%. Between June 30, 1998 and November 21, 2000, the Company issued 81,950 fully paid-up simple debentures to the BNDES at the nominal unit value of R$1, with redemption period from June 15, 2001 to June 15, 2010; as of December 31, 2007, 73,609 debentures had been redeemed. The debentures are payable every six months, with maturity dates from December 2008 to June 2010.

Tax incentives and others: refer, principally, to credit facilities offered under state tax incentive programs (ICMS) to promote technologic research and to finance exports machinery, equipment and construction, improvement or expansion of production facilities.  They have several maturity dates up to 2043 and do not have collateral.

Advance on export contracts (ACC and ACE): these advances are liabilities to commercial banks, principally Banco do Brasil S.A., with maturity dates up to December 2008 which principal are payable through the exports of products, in accordance with the shipments, and which interest is cash paid at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export documents to the funding banks, these liabilities are denominated “ACE’s” and are recorded as paid only when the foreign customer has made full payment.  Central Bank regulations allow companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in U.S. dollars.

Trade-related facilities: the subsidiary Perdigão International Ltd. had several trade-related facilities denominated in U.S. dollars, with maturity dates varying from December 2008 to December 2012 with principal payable in one payment at the end of the contract and interests payable quarterly and annualy, principally with Banco Santander S.A. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with a spread which totalize an average margin of 5.70% per year at December 31, 2007. The facilities are guaranteed by collaterals. Perdigão International Ltd. uses the net proceeds to import products and for other working capital needs.

Pre-export facilities: the subsidiary Perdigão Agroindustrial S.A. had several pre-export facilities with several commercial banks, denominated in U.S. dollars, and maturities from January 2008 to September 2013. Perdigão Agroindustrial’s pre-export facilities bear interest at three and six month LIBOR plus a margin, with an average interest rate of 6.0% per year at September 30, 2007, with principal payable in one payment at the end of the contract and interest payable in accordance with the Libor period, payable in arrears or in some instances at maturity. Under each of these facilities, Perdigão Agroindustrial receives a loan from one or more lenders secured by the accounts receivable relating to exports of products to specific customers. The exported products guarantee the facilities.

The maturity schedule is as follow:

2008 (current)	1,051,794
2009	303,159
2010	184,759
2011	82,532
2012	494,037
2013 to 2043	149,582
2,265,863

a) Guarantees:

	2007	2006
Total Debt	2,265,863	1,834,052
Mortgages guarantees:	260,488	254,709
BNDES – related to FINEM - BNDES	213,220	192,365
FINEP – related to tax incentives and other	42,886	57,040
Banco do Brasil – related to tax incentives and other	4,382	5,304
Collateral of real state guarantees:	212	1,972
Banco Safra – related to tax incentives and other	—	1,018
HP Financial – related to FINEM - BNDES	150	419
Others – related to tax incentives and other	62	535

b) Covenants:

The Company has some export prepayment loans agreements in foreign currency that have financial covenants that are usually required, and if they are not in compliance, the maturity dates of these loans can be antecipated.  On December 31, 2007, the Company was in compliance with all such covenants.

Financial Institution	Restrictive covenants	Principal amount
ABN AMRO Real S.A.	Net debt to shareholders’ equity ratio less than 1.5 and net debt to EBITDA ratio less than 3.5	88,565

Itaú S.A.	Net debt to shareholders’ equity ratio less than 1.5 and net debt to EBITDA ratio less than 3.0	88,565

ING Bank N.V.	Net debt to shareholders’ equity ratio less than 1.5 and net debt to EBITDA ratio less than 3.5	88,565
		265,695

14.            COMMITMENTS AND CONTINGENCIES – CONSOLIDATED

a)         Provision for passive contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision recorded by the Company in its financial statements relating to such proceedings fairly reflects the probable estimated losses by Management, based on the analysis of its legal counsel.

The Company is involved in some judicial procedures the values of which, in the event of losses, are not known or cannot reasonably be estimated, especially in the civil area.  The Company, supported by its legal counsel, monitors these legal proceedings and the probability of the occurrence is not probable.

Provisions for contingencies were recorded as follows:

	Balances on 12.31.06	Sino dos Alpes (*)	Additions	Reversals	Payments	Price-level restatement	Balances on 12.31.07
Tax (i)	94,962	1,514	9,654	(7,695)	(4,847)	5,903	99,491
Labor (ii)	27,547	3,132	17,706	(19,984)	(3,132)	2,519	27,788
Civil, commercial and other (iii)	4,627	458	7,416	(2,155)	(1,385)	379	9,340
(-) Judicial deposits	(8,236)	—	(4,290)	206	61	—	(12,259)
	118,900	5,104	30,486	(29,628)	(9,303)	8,801	124,360

(*) Balances from the acquisition of Sino dos Alpes Ltda. on March 30, 2007.

Of the total tax contingencies recorded as of December 31, 2007, R$30,444 (R$28,917 at December 31, 2006) related to actions regarding the full deductibility of tax losses in the IRPJ and CSLL calculation basis, whereas the law establishes a 30% limitation. The Company’s lawsuits are in the Supreme Courts (STF and STJ), and the precedent is against the Company’s used merits, being uttered the constitutionality of the limitation of the 30%

deductibility.

The Company is challenging the increase in rates of the COFINS tax and recorded a provision of R$18,363 (R$17,460 at December 31, 2006), having an action in the Supreme Court (STF) and another one in the Foreclosure Taxes Court, in which is pending a lower court decision. The precedent is against the Company’s used merits, the increase in the refered rate being considered constitutional.  Recently, new arguments have been presented related to the unconstituinality of this increase, which have not been analyzed by the Supreme Court (STF).

The Company has recorded a provision for a contingency of R$24,847 (R$18,524 as of December 31, 2006) regarding a judicial action for nonpayment of the CPMF charge on the income from exports, which has not been analyzed by the superior courts. The Company’s suits is in the Third Region Federal Court of Appeals (TRF) and the trial appeal is pending.

The other tax contingencies refer to the judicial claims against the payments of the following taxes: ICMS (a value-added tax on sales and services), SEBRAE and Funrural, in a total amount of R$25,837 (R$30,061 at December 31, 2006).

With respect to the ICMS tax, the Company is discussing principally the utilization of on credits materials for comsumption, being the suits in first or second administrative jurisdiction. The precedent is favorable to the request once the materials are part of the final product.

With respect to the Funrural, the Company’s law suit is in the second jurisdiction.  The precedent of the courts allowed the collection over the portion of the own production of the integrated partners in which the retention and collection is the Company’s obligation, until Laws 8.212/91 and 8.213/91 were published.

With respect to Sebrae, the Company’s lawsuit is in the Supreme Court (STF) and its precedent is against the Company’s used merits.

(ii) The Company and its subsidiaries have 2,052 individual labor claims in progress totaling R$700,363 (1,609 individual claims totaling R$404,260 at December 31, 2006), mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Real (R$), illnesses allegedly contracted at work and work-related injuries and additional others. The labors suits are mainly in the first jurisdiction, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant.  In the cases involving overtime, occupational diseases and occupational accident, judicial decision depends on factual evidence by the applicant. The Company recorded a provision based on past history of payments of labor contingencies based on the last five years average payments and for indemnification proceedings based on the last two years average payments, and based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

(iii) Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 786 cases totaling R$116,254 (782 cases totaling R$104,162 at December 31, 2006) for which the provision for losses, when applicable, is based on the opinion of the Company’s management and legal counsel. The civil actions are mostly in lower courts, in probative phase, depending on confirmation or negligence of the Company or with no right pleadings.

The Company is pleading a claim for non payment of PIS and Cofins on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2006 for PIS and the years from 2004 to 2006 for Cofins of R$36,337 (R$23,494 at December 31, 2006), which suit is in the first jurisdiction, and the Brazilian courts have not yet appreciated the subject.  Based on an analysis of the management and supported by its legal counsel, the loss is classified as possible and no provision has been recorded.

The Company is involved in other tax and social security contingencies of R$82,287 (R$62,714 as of December 31, 2006), for which losses have been assessed as possible, based on analysis of the management and supported by its legal counsel.

b)              Contingent Assets

The Company has initiated legal actions to claim the recovery of various taxes considered unconstitutional by management and its legal counsel. The most relevant claim refers to IPI tax credits. The Company will recognize these assets only when a final sentence is granted and the amounts can be fairly estimated.

c)         Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of services, raw materials, mainly corn, soybeans and hogs. As of December 31, 2007, such firm commitments amounted to R$512,540 (R$517,958 as of December 31, 2006).

d)         Rents and Leases

The Company enters into various lease agreements, all of which are considered operating leases. Expenses with rents and leases in 2005 totaled R$36,624 (R$26,613 as of December 31, 2006) and future commitments can be summarized as follows:

2008	18,774
2009	13,175
2010	10,102
2011	7,920
2012 and thereafter	16,158
66,129

15.            SHAREHOLDERS’ EQUITY

a)     Capital Stock

At the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006, the conversion of all of the Company’s outstanding preferred shares into common shares was approved. This Shareholders’ Meeting also approved a three-for-one split of shares, granting two additional new shares for each existing share.

On October 27, 2006, the Company issued through a public offering, 32,000,000 (thirty-two million) common shares, with no par value,  corresponding to 23.96525% of the current capital stock of the Company, including common shares in the form of American Depositary Shares (ADSs), represented by American Depositary Receipts (ADRs), at the price of R$25.00 (twenty five reais) per common share, totaling R$800,000.  On November 1, 2006, the Company received the funds related to this offering.

On December 18, 2007, the Company, together with the lead underwriter issued through a public offering 20,000,000 (twenty million) common shares, with no par value, at the price of R$45.00 (fourth five reais) per common share, totaling R$900,000.

As a result, on December 31, 2007, capital was R$2,500,000  represented by 185,526,667 registered, common shares, without par value, of which 430,485 was treasury shares. Foreign investors held 57,705,181 shares (49,988,228 at December 31, 2006) of which 5,904,312 shares (3,647,170 at December 31, 2006) were represented by 2,952,156 (1,823,585 as of December 31, 2006) American Depositary Receipts - ADRs.

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from profit reserves, at an average cost of one Real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 250,000,000 common shares, registered and without par value.

b)   Appropriation of income

According to the Company’s bylaws and Brazilian Corporate Law, the proposed distribution of net income by the Management, subject to the approval of the Shareholders’ General Meeting is as follows:

b.1) Legal reserve: 5% of the net income for the year, limited to 20% of the capital stock.

b.2) Dividends and interest on shareholders’ equity: Corresponds to 30.8% (30.7% as of December 31, 2006) of net income adjusted by legal reserve, according to the current law.

b.3) Reserve for capital increase: 20% of the net income for the year limited to 20% of the capital stock.

b.4) Reserve for expansion: destination of the remaining income, based on the budgeted capital expenditures.

Proposed distribution of net income by the management and composition of reserve balances:

	Limit over capital	Income appropriation		Balance of reserves
	stock%	2007	2006	2007	2006
Interest on shareholders’ equity	—	100,200	31,500	—	—
Dividends	—	—	3,676	—	—
Legal reserve	20	16,280	5,724	62,340	46,060
Reserve for capital increase	20	65,122	22,894	160,256	95,134
Reserve for expansion	80	144,007	50,679	508,140	364,133
		325,609	114,473	730,736	505,327

c)     Composition of the capital stock

The position of the controlling shareholders who are part of the shareholders’ vote agreement and/or are holders of more than 5% of the voting capital as of December 31, 2007, is as follows:

Shareholders	Common shares	%
PREVI – Caixa Prev. Func. Bco Brasil (1)	29,153,261	15.68
PETROS – Fund. Petrobrás Seg. Soc. (1)	22,895,087	12.31
Fund. Telebrás Seg. Social – SISTEL (1)	8,449,332	4.54
WEG Participações e Serviços S.A. (2)	9,656,310	5.19
VALIA – Fund. Vale do Rio Doce (1)	7,695,352	4.14
REAL GRANDEZA Fundação de A.P.A.S (1)	4,386,207	2.36
FPRV1 Sabiá FI Multimercado Previd. (Ex. Fund.Inv.Tit.VM Librium) (3)	5,026,762	2.70
	87,262,311	46.93
Others	98,694,841	53.07
	185,957,152	100.00

(1)     The Pension Funds are controlled by participating employees of the respective companies and are parties to the Voting Agreement.

(2)     Weg Participações e Serviços S.A. is not party to the Voting Agreement.

(3) Investment fund exclusively held by the by Fundação de Assistência e Previdência Social do BNDES – FAPES.  The common shares currently held by the fund are bound by the Voting Agreement.

d)     Reconciliation of Shareholders’ Equity net income for the year (Parent Company and Consolidated)

	Shareholders’ equity		Net income
	2007	2006	2007	2006
Parent Company (Perdigão S.A.)	3,229,921	2,104,512	325,609	114,473
Unrealized (losses)/gains in subsidiaries	(3,942)	360	(4,302)	2,780
Consolidated Perdigão S.A.	3,225,979	2,104,872	321,307	117,253

16.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)         Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks impacts. Such procedures include the monitoring of the Company’s levels of exposure to each market risk, including an analysis based on net equity exposure and a forecast of future cash flows.

b)         Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP (BNDES - Long-Term Interest Rates) or to the CDI (Interbank Deposit Certificates) interest rates.

c)         Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities amounts. The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Pound Sterling against the Real. The Company aims to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities and using derivative instruments.

Assets and liabilities denominated in foreign currency are as follows:

	2007	2006
Cash, cash equivalents and highly liquid investments	384,361	243,923
Swap agreements (notional amounts)	334,234	318,886
Future dólar agreements – notional amounts	375,073	509,913
Short and long-term debt	(1,638,708)	(1,321,019)
Other net operating assets and liabilities	(1,787)	10,164
	(546,827)	(238,133)

The Company’s outstanding swap derivative position is as follows:

					12.31.2007
Instrument	Maturity date	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	July 2009	R$/TR	R$/CDI (98,2% of weighted average CDI rate)	11,944	—
Swap	From January to July 2008	US$	R$	276,800	(5,813)
Swap	From January to March 2008	US$	Euro	37,869	(1,404)
Swap	January 2008	US$	Libra	7,621	120
				334,234	(7,097)

					12.31.2006
Instrument	Maturity date	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	From January to April 2007	US$	R$	310,352	(10,300)
Swap	March 2007	US$	Euro	8,534	62
				318,886	(10,238)

In 2007, the losses on derivatives recognized as interest expenses amounted to R$145,006 (R$35,102 in 2006).

d)         Commodities risk management

In the normal course of its operations, the Company purchases some commodities, mainly corn, soy meal and live hogs - the largest individual component of the Company’s cost.

The price of corn and soy meal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the fluctuations of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by offer in the domestic market and levels of demand in the international market, among other aspects.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including through the eventual use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”.

As of December 31, 2007 there were no commodities’ derivatives outstanding and during the period ended on December 31, 2007, the Company has not entered any derivative agreements involving commodities.

e)         Fair value of financial instruments - consolidated

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

	Book Value	Market Value
Cash and cash equivalents	1,108,028	1,108,028
Short/ long-term investments	728,920	730,426
Trade accounts receivable	803,938	803,938
Loans and financing	(2,258,765)	(2,258,765)
Trade accounts payable	(575,603)	(575,603)
Unrealized losses on derivatives (see note 16 above)	(7,097)	(5,501)
	(200,579)	(197,477)

17.                               FINANCIAL INCOME (EXPENSES) NET – CONSOLIDATED

	2007	2006
Expenses:
Interest expense	(193,719)	(172,539)
Exchange variation	145,932	48,519
Financial transactions tax (CPMF)	(33,064)	(28,746)
Offering expenses (Note 15 ‘a’)	(29,832)	(34,477)
Other expenses	(5,742)	(1,371)
	(116,425)	(188,614)
Income
Interest Income	104,825	91,569
Exchange variation	(11,997)	(13,584)
Losses from translation effects of investments abroad	(84,009)	(23,701)
Other income	2,216	5,003
	11,035	59,287
Net financial expense	(105,390)	(129,327)

18.                               TRANSACTIONS WITH SUBSIDIARIES – PARENT COMPANY

The main transactions between the Company and subsidiaries that were eliminated from the consolidated financial statements are loans between the Parent Company, Perdigão S.A., and its subsidiary Perdigão Agroindustrial S.A. which were made at usual market conditions in accordance with the contract, which maturity is at December 31, 2008, as follows: Loans receivable of R$6,022 (Loans payable of R$1,542 as of December 31, 2006); Income for the period of R$3,860 (R$4,205 in 2006); Expenses during the period of R$846 (R$578 in 2006).

19.                               INSURANCE COVERAGE – CONSOLIDATED

The Company has a policy of taking out insurance coverage for assets subject to risks at amounts deemed sufficient to cover claims, taking into consideration the nature of its operations. The assumptions for the risks adopted, given their nature, are not part of the scope of an audit of the financial statements and the Company’s independent auditors have not examined or reviewed them.

Subject	Type of risk	Coverage amount
Property, plant and equipment and inventories	Fire, windstorm, lightning breakage of machines, deterioration of refrigerated products, loss of profit and other risks	2,054,776

Domestic transportation	Road risk and carrier’s civil liabilities	Amounts calculated based on the registered cargo

Civil liability	Directors and executive officers, third-party claims	54,626

Credit risk	Default payments	20,869

20.                               MANAGEMENT AND EMPLOYEES PROFIT SHARING

The subsidiaries Perdigão Agroindustrial, Perdigão Agroindustrial Mato Grosso and Batávia entered into a collective bargaining agreement with the unions of the main categories for profit sharing for all its employees, observing previously negotiated performance indicators.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

21.                               SUPPLEMENTAL RETIREMENT PLAN

The Perdigão – Sociedade de Previdência Privada (PSPP), a supplementary retirement plan founded in April 1997 and sponsored by the Perdigão companies, aims to provide supplementary retirement benefits for the employees of the Perdigão companies.

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries in accordance with the regulations in force.

An independent actuary reviews the plan annually, and the most recent review occurred in December 2007.

	2007	2006
Participants	17,609	18,926
Equity	132,904	109,866
Sponsor’s contributions:	5,864	5,672
Basic contribution	5,436	5,189
Past services	428	483
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	3,928	4,677
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	132,891	108,154

Although the PSPP is primarily a defined contribution plan, it has a defined benefit quota the actuarial obligations of which refer to the present value of the future benefits of inactive participants, since the benefit (income for life) is fixed after the retirement date.  In accordance with the AT-83 mortality table the current amount of the actuarial obligation of the PSPP which covers 41 participants (34 participants as of December 31, 2006) is R$5,998 (R$4,565 as of December 31, 2006).

The amount of the sponsor’s contributions that are not used for payment of benefits, in case of voluntary dismissal of the participant, are to establish a fund that may be used to offset the future contributions of the sponsors.  The assets presented in the fund balance amounted to R$2,395 (R$2,376 at December 31, 2006) and was recorded for in “other assets”.

22.                               NONOPERATING EXPENSES

The nonoperating expenses refers, substantially, to idleness costs, amounts of disposal of fixed assets for obsolescence and depreciation of assets that are not used in the productive process.  On December 31, 2006, this amount referred, substantially, to amounts of disposal of fixed assets and idleness costs.

23.                               STATEMENT OF CASH FLOWS

	Parent Company		Consolidated
	2007	2006	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income for the period	325,609	114,473	321,307	117,253
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Minority shareholders	—	—	3,183	7,121
Depreciation, amortization and depletion	—	—	272,241	238,568
Amortization of goodwill	—	—	21,398	7,357
Equity pick-Up	(298,980)	(130,421)	—	—
Gain (loss) on permanent asset disposals	—	—	18,608	358
Deferred income tax	2,853	(8,079)	(14,225)	(39,221)
Summer Plan effects	—	—	—	(47,587)
Provision/reversal for contingencies	—	—	3,530	(14,239)
Other provisions	—	—	9,897	1,745
Exchange variations and interest	(49,670)	(10,728)	(75,586)	33,373
Changes in operating assets and liabilities:
Trade accounts receivable	—	—	(99,305)	(72,493)
Inventories	—	—	(223,779)	(61,089)
Trade accounts payable	(426)	3,463	94,113	106,611
Contingencies	—	(408)	(9,304)	(6,952)
Payroll and related charges payable	(3,318)	(11,240)	15,384	(67,831)
Net cash (used in) provided by operating activities	(23,932)	(42,940)	337,462	202,974

CASH FLOWS FROM INVESTMENTING ACTIVITIES
Cash investments	(274,352)	(625,085)	(350,511)	(972,756)
Redemption of cash investments	223,543	144,486	541,108	258,138
Advance for future capital increase	(203,738)	(300,000)	—	—
Other Investments, net	—	—	—	(7)
Additions to property, plant and equipment	—	—	(509,744)	(523,893)
Acquisitions/formation period of breeding stock	—	—	(126,102)	(105,904)
Disposal of fixed assets	—	—	4,186	14,215
Business acquisition, net	—	—	(347,292)	(95,521)
Additions to deferred charges	—	—	(42,840)	(16,406)
Interest on shareholders’ equity received	97,632	85,367	—	—
Net cash (used in) provided by investing activities	(156,915)	(695,232)	(831,195)	(1,442,134)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt issuance	—	—	1,705,928	1,655,890
Repayment of debt (principal and interest)	—	—	(1,265,177)	(1,592,835)
Capital increase	900,000	800,000	900,000	800,000
Capital distribution to minority shareholders	—	—	—	(4,135)
Dividends and interest on shareholders’ equity paid	(72,676)	(61,789)	(75,555)	(61,789)
Net cash (used in) provided by financing activities	827,324	738,211	1,265,196	797,131

Net increase (decrease) of cash	646,477	39	771,463	(442,029)
At the beginning of the year	67	28	336,565	778,594
At the end of the year	646,544	67	1,108,028	336,565

24.                               STATEMENT OF CONSOLIDATED VALUE ADDED

	2007	2006
Revenues	7,431,034	5,866,621
Raw materials acquired from third parties	(4,721,955)	(3,836,060)
Gross value added	2,709,079	2,030,561
Retentions (depreciation, amortization and depletion)	(293,638)	(245,925)
Net value added	2,415,441	1,784,636
Received from third parties	17,480	64,279
Financial income	11,035	59,287
Other operating income (expenses)	6,445	4,992

Added value to be distributed	2,432,921	1,848,915

Distribution of added value:
Government	1,015,052	763,220
Employees	973,295	773,449
Third parties capital remuneration (interest and rent)	120,084	187,872
Shareholders’ remuneration (dividends and interest on shareholders’ equity)	100,200	35,176
Minority shareholders	3,183	7,121
Retained earnings	221,107	82,077

Total value added distributed	2,432,921	1,848,915

25.                               SUBSEQUENT EVENTS

(i)                                     Eleva acquisition

On January 02, 2008, the Company concluded the first phase of the Eleva acquisition, through the acquisition of 23,170,156 shares of Eleva from the controlling shareholders, corresponding to 46,00% of their interest and to 35,74% of the voting and total capital, for the amount of R$598,885.

On February 19, 2008, the Company, continuing the process of the Eleva acquisition, settled the acquisition of 6,350,180 shares from the minority shareholders of Eleva, through the Tag-Along Offering for controlling acquisition, for R$165,867.

On February 21, 2008, the Company concluded the acquisition of Eleva through the merger of the shares, based on the change in the proportion of 1.74308855 shares of Eleva to 1 (one) new share of Perdigão.  With the conclusion of this transaction, Perdigão acquired the control of Eleva, becoming Eleva a wholly owned subsidiary of Perdigão.

The total amount of the shares issued was 20,256,751, for the issued price of R$45.00, totalizing a capital increase of R$911,554.

(ii)                                  Plusfood acquisition

On January 02, 2008, the Company, through it subsidiary Perdigão Holland BV, acquired 100% of the shares of Plusfood Groep BV (“Plusfood”) from Cebeco Groep BV (“Cebeco”).  The amount paid was R$44,688 (EUR17,131), which represents the total amount of EUR31,200 less the previous net debt of Plusfood determined on the closing date, in the amount of EUR14.069.  The amount paid would be adjusted if differences between the previous and final audited balance sheet were identified.

(iii)                               Public shares offering

On January 11, 2008, the Lead Underwriter (Banco de Investimentos Credit Suisse — Brasil - S.A.) partially exercised its greenshoe option granted by the Company for the primary offering of an additional lot of 744,200 Shares, for the purpose of meeting the excess demand identified during the course of the Offering, at the price of R$45.00 per share, totaling an increase of R$33,489 in the Company’s paid-in capital.

(iv)                              New law

On December 28, 2007, was published in the Official Federal Gazette, the Law No. 11,638 which changed a number of provisions in Law No.6,404 (Brazilian Corporate Law). These changes came into effect on January 1, 2008.

The change of the Law has the objective to promote the convergence of accounting practices adopted in Brazil into the International Financial Reporting Standards - IFRS. The changes established in the new law will affect the financial statements for the year started in January 2008, and some of these changes will be regulated by CVM, which will issue them in accordance with the International Standard Accounting Board — IASB rules.

Amongst the main changes determined by the new law, the Company already adopt the disclosure of the Statement of Cash Flows (note 23) and the Statements of Value Added (Note 24).

The Company detail the following issues that in the management assessment may change the presentation of the financial statements and the criteria for determination of financial position and earnings as from the year ending 2008:

•                  The permanent assets are now classified into investments, property, plant and equipment, and intangible, where the intangible assets will be recorded, including goodwill; and deferred will be restrict to the pre operational expenses and restructuring costs;

•                  In shareholders’ equity, the group “equity evaluation adjustments” was created, to record the increases and decreases due to market value evaluations, principally related to some financial instruments and exchange variation of investments in subsidiaries abroad, for whose subsidiaries that the functional currency is different from the parent company;

•                  “Available-for-sale” or “Held-for-Trading” financial instruments will now be evaluated at market value. All the other financial instruments will be evaluated by the cost or market value, if lower;

•                  Asset and liabilities items arising from long-term operations, as well as significant short-term operations, will be adjusted at present value;

•                  The recovery amount of property, plant and equipment, intangible assets and deferred charges assets and rights shall be periodically evaluated;

•                  In Transformation, Incorporation, Merger or Spin-off operations between independent parties in which there is an effective transfer of control, the valuation of assets and liabilities must be at market value; and

•                  The tax incentives will not recorded as capital reserve, being part of the income/losses for the period.  The income amount of theses tax incentives can be allocated to the tax incentives reserve formation, as part of the income reserve, being possible the exclusion the amount of the mandatory dividends base.

Management currently understands it is not possible to determine the effects of these changes on the income statement or shareholders’ equity for the year ended December 31, 2007.

X.X.X.X.X.X.X.X.X.X.